LPBP Inc. Announces First Quarter Financial Results

TORONTO, ON, March 22, 2005 - LPBP Inc. announced today the release of its financial results for the first quarter ended January 31, 2005.

For more information, please see the Management Discussion and Analysis of LPBP Inc., which can be found on the LPBP Inc. public company profile at www.sedar.com.

LPBP Inc. is a Canadian company with investments in health science focused partnerships, managed by other companies. LPBP holds a 7% interest in Hemosol Corp. (TSX: HML; NASDAQ: HMSL) through Hemosol LP and a 99.9% interest in the Ontario laboratory business of MDS Inc. (TSX: MDS; NYSE: MDZ) through Labs LP. LPBP is not active in the management of either of these businesses.

This document contains forward-looking statements. Some forward looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

For further information contact:

John Anderson
President, Chief Executive Office and Chief Financial Officer
Phone: 416.213.0565